SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 98986T108	Page 2 of 11

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XIII, LLC (“KPCB XIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,323,908 shares (including 37,323,908 shares of Class B Common Stock that are convertible at any time at the option of KPCB XIII into 37,323,908 shares of Class A Common Stock), except that KPCB XIII Associates, LLC (“Associates”), the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,323,908 shares (including 37,323,908 shares of Class B Common Stock that are convertible at any time at the option of KPCB XIII into 37,323,908 shares of Class A Common Stock), except that Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,323,9081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	36.7%2
12	TYPE OF REPORTING PERSON	OO

_______________________

1 Consists of shares of Class A common stock and Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to seven votes per share, whereas each share of Class A common stock is entitled to one vote per share.

2 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

CUSIP # 98986T108	Page 3 of 11

1	NAME OF REPORTING PERSONS KPCB XIII Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,323,908 shares (including 37,323,908 shares of Class B Common Stock that are convertible at any time at the option of KPCB XIII into 37,323,908 shares of Class A Common Stock), all of which are directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,323,908 shares (including 37,323,908 shares of Class B Common Stock that are convertible at any time at the option of KPCB XIII into 37,323,908 shares of Class A Common Stock), all of which are directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,323,9083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	36.7%4
12	TYPE OF REPORTING PERSON	OO

_________________________

3 Consists of shares of Class A common stock and Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to seven votes per share, whereas each share of Class A common stock is entitled to one vote per share.

4 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

CUSIP # 98986T108	Page 4 of 11

1	NAME OF REPORTING PERSONS KPCB Digital Growth Fund, LLC (“KPCB DGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,679,723 shares (including 1,679,723 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGF into 1,679,723 shares of Class A Common Stock), except that KPCB DGF Associates, LLC (“DGF Associates”), the managing member of KPCB DGF, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,679,723 shares (including 1,679,723 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGF into 1,679,723 shares of Class A Common Stock), except that DGF Associates, the managing member of KPCB DGF, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,679,723
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%5
12	TYPE OF REPORTING PERSON	OO

___________________________________

 5 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

CUSIP # 98986T108	Page 5 of 11

1	NAME OF REPORTING PERSONS KPCB Digital Growth Founders Fund, LLC (“KPCB DGFF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
102,287 shares (including 102,287 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGFF into 102,287 shares of Class A Common Stock), except that DGF Associates, the managing member of KPCB DGFF, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
102,287 shares (including 102,287 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGFF into 102,287 shares of Class A Common Stock), except that Associates, the managing member of KPCB DGFF, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	102,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%6
12	TYPE OF REPORTING PERSON	OO

___________________________

 6 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

CUSIP # 98986T108	Page 6 of 11

1	NAME OF REPORTING PERSONS KPCB DGF Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,782,010 shares (including 1,679,723 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGF into 1,679,723 shares of Class A Common Stock and 102,287 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGFF into 102,287 shares of Class A Common Stock), of which 1,679,723 are directly owned by KPCB DGF and 102,287 are directly owned by KPCB DGFF. DGF Associates, the managing member of KPCB DGF and KPCB DGFF, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,782,010 shares (including 1,679,723 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGF into 1,679,723 shares of Class A Common Stock and 102,287 shares of Class B Common Stock that are convertible at any time at the option of KPCB DGFF into 102,287 shares of Class A Common Stock), of which 1,679,723 are directly owned by KPCB DGF and 102,287 are directly owned by KPCB DGFF. DGF Associates, the managing member of KPCB DGF and KPCB DGFF, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,782,010
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%7
12	TYPE OF REPORTING PERSON	OO

__________________________

 7 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

CUSIP # 98986T108	Page 7 of 11
ITEM 1(A).	NAME OF ISSUER
Zynga Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 699 Eighth Street San Francisco, California 94103
ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers XIII, LLC, a Delaware limited liability company, KPCB XIII Associates, LLC, a Delaware limited liability company, KPCB Digital Growth Fund, LLC, a Delaware limited liability company, KPCB Digital Growth Founders Fund, LLC, a Delaware limited liability company and KPCB DGF Associates, LLC, a Delaware limited liability company. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE
The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.
ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A Common Stock, $0.00000625 par value
ITEM 2(D)	CUSIP NUMBER 98986T108
ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2011:

CUSIP # 98986T108	Page 8 of 11

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company agreement of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable
ITEM 10.	CERTIFICATION. Not applicable

CUSIP # 98986T108	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

KLEINER PERKINS CAUFIELD & BYERS XIII, LLC, a Delaware limited liability company

KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company

KPCB DIGITAL GROWTH FUND, LLC, a Delaware limited liability company

KPCB DIGITAL GROWTH FOUNDERS FUND, LLC, a Delaware limited liability company

KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company

By:   /s/ Ted Schlein

Ted Schlein

Managing Member

CUSIP # 98986T108	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP # 98986T108	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2012

KLEINER PERKINS CAUFIELD & BYERS XIII, LLC, a Delaware limited liability company

KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company

KPCB DIGITAL GROWTH FUND, LLC, a Delaware limited liability company

KPCB DIGITAL GROWTH FOUNDERS FUND, LLC, a Delaware limited liability company

KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company

By:   /s/ Ted Schlein

Ted Schlein

Managing Member